                                                              [DR. REDDY'S LOGO]

                                                   DR. REDDY'S LABORATORIES LTD.
                                                   7-1-27 Ameerpet
                                                   Hyderabad 500 016 India
                                                   Tel: 91 40 373 1946
                                                   Fax: 91 40 373 1955
                                                   www.drreddys.com



March 1, 2006


Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549
United States of America


  Re: Dr. Reddy's Laboratories Limited
      Form 20-F for Fiscal Year Ended March 31, 2005
      Letter from Securities and Exchange Commission
      dated February 2, 2006
      File No. 001-15182
      ----------------------------------------------

Dear Mr. Rosenberg:

This letter is sent to you in reference to your letter dated February 2, 2006 requesting information in connection with Dr. Reddy's Laboratories Limited's Form 20-F for the fiscal year ended March 31, 2005. We set forth below our responses to your letter. For your convenience, your requests for supplemental information have been restated below in italics.

FORM 20-F FOR FISCAL YEAR ENDED MARCH 31, 2005

GENERAL

     1. We reference the comment letter issued to you by our Office of Global Security Risk on September 30, 2005 regarding certain business interests and contracts in countries that have been identified as state sponsors of terrorism and note that you have not yet responded to those comments. We request that you respond to the comments issued in that letter under separate cover.

Response: We submitted a detailed reply to this letter on February 10, 2006, a copy of which is attached.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
March 1, 2006
Page 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES

ACCOUNTING ESTIMATES, PAGE 49

2. We acknowledge your revenue recognition policy as noted herein and within your "Summary of Significant Accounting Policies" in the accompanying notes to your consolidated financial statements. We believe that your disclosure related to estimates of items that reduce your gross revenue, namely sales returns, could be defined and improved. Please provide us with the following information in a disclosure-type format:

         a). The effect that could result from using assumptions that are reasonably likely to occur to estimate sales returns other than those upon which your current recorded estimate is based. For example, please provide a range of reasonably likely amounts or another type of sensitivity analysis.

         b). Factors, other than historical trends, that you utilize to estimate your sales returns accrual, such as levels of inventory in the distribution channels; estimated remaining product shelf life; price changes from competitors and introductions of new or generic competing products.

         c). To the extent that the information you consider in b. is quantifiable, discuss both quantitative and qualitative factors and the extent of availability and your use of information from external sources; for example, end-customer demand data compared to inventory levels. In discussing your estimate of product returns, provide additional information regarding the total amount of product in sales dollars that could potentially be returned as of the most recent balance sheet date, disaggregated by expiration period.

Response: The Staff's comments are duly noted. In future filings we will expand our discussions in the critical accounting policies section of the Management's Discussion and Analysis of Financial Condition and Results of Operations regarding estimates for sales return allowance based on the Staff's comments.

We account for sales returns in accordance with SFAS 48 by establishing an accrual in an amount equal to our estimate of sales recorded for which the related products are expected to be returned. In 2005, 2004 and 2003, allowances for sales returns were INR 105.2 million,

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
March 1, 2006
Page 3


INR 169.5 million and INR 193.2 million, respectively, which represented 0.55%, 0.84% and 1.07% of our net sales for these years.

We deal in various products and operate in various markets and our estimate is determined primarily by our experience in these markets for our products. For returns of established products, we determine an estimate of the sales returns accrual primarily based on historical experience regarding sales returns, but we also consider other factors that could impact sales returns to the extent relevant in our business. With respect to new products that we introduce, they are either extensions of an existing line of products or in a generally therapeutic category where we have historical experience. Our new product launches have historically been in therapeutic categories where established products exist and are sold either by our competitors or us. We have not yet introduced any products in any new therapeutic category where the acceptance of such products is not known. Therefore, we believe that the amount of sales returns for our newly launched products are not significantly different from current products marketed by our competitors or us. Consequently, we do not expect sales returns for new products to be significantly different than expected sales returns of current products. Further, we evaluate the sales returns of all of our products at the end of each reporting period and necessary adjustments, if any, are made. However, to date, no significant revision has been determined to be necessary.

Other factors that we consider in our estimate of sales returns include levels of inventory in the distribution channel, estimated shelf life, product discontinuances, price changes of competitive products, introductions of generic products and introductions of competitive new products to the extent each of them has an impact on our business and markets. We consider all of these factors and adjust our accrual to reflect actual experience.

We have provided below in a disclosure type format the factors that we consider in estimating sales returns. In respect of certain markets, we consider the level of inventory in the distribution channel and determine whether an adjustment to our sales return accrual is appropriate. For example, if the level of inventory in the distribution channel increases, we analyze the reasons for the increase and if the reasons indicate that sales returns will be larger than expected, we adjust the sales returns accrual. Further, the products and markets in which we operate have a rapid distribution cycle and therefore products are sold to the ultimate customer within a very short period of time. As a result, the impact of changes in levels of inventory in the distribution channel historically has not caused any material changes in our return estimates. Further, we have not had any significant product recalls / discontinuances within our product portfolio, which could potentially require us to make material changes to our estimates.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
March 1, 2006
Page 4


o End-customer demand: Due to the nature of our business, our API (Active Pharmaceuticals Ingredients) sales cycle is linked to the end customer demand of our customers (large pharmaceutical companies). These customers provide us with firm sale orders. These sales are generally not returnable other than for quality defects. In our Branded Formulation segment, our distributor inventory holding in India (our key market) is less than 30 days. This is reflected in day's sales outstanding for receivables which historically have been less than 30 days. This results in a rather quick inventory turnover and cash conversion cycle and thus product returns have not been significant in this large segment.

o Price change from competitors / New product launch: This is generally only applicable to our U.S. Generics business, which for the fiscal year ended March 31, 2005 was 11.45% of our total revenues. We believe that we have a significant cost and competitive advantage as an Indian Generic producer which makes us less vulnerable to the risks of price changes from competitors and new product launches. In our Formulations and API segments, most of the key countries in which we market and sell our products did not, until recently, follow a regulated patent regime which created an open market situation for product launches by large pharmaceutical companies even as products were patent protected in regulated markets such as the United States and the United Kingdom. The impact of new products introduced or products going off patent in relation to our existing products was therefore already factored into our historical analysis of returns, and the number of products sold and sales quantities in our chosen markets were very large.

o Product Shelf Life: Most of our products have a shelf life ranging from 12 to 36 months. As explained above, due to quick inventory turnover, cash conversion cycles and firm orders from our pharmaceutical company customers, the incidence of sales returns on account of product shelf life is relatively low. Further, due to a large volume of relatively homogeneous transactions, we believe that we are able to estimate future returns with reasonable accuracy.

To summarize, factors such as level of inventory in the distribution channel, end customer demand, price change from competitors and new product launches have not significantly impacted our sales returns. Our accrual for sales returns adequately reflects the impact of these factors, to the extent relevant, and product shelf life and quality defects as explained above.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
March 1, 2006
Page 5


e).1 We note your presentation, in Note 22, of the roll-forwards of your sales returns allowance for the financial statement periods presented. Please supplement those roll-forwards with the following:

     o    current provision related to sales made in current period;

     o    current provision related to sales made in prior periods;

     o actual returns or credits in current period related to sales made in current period; and

     o actual returns or credits in current period related to sales made in prior periods.


Response: The Staff's comment is duly noted. The supplemental data has been provided below:


----------------------------------------------------------------------------------------------------------------------------
                                                                                               AMOUNT IN RS. `000
----------------------------------------------------------------------------------------------------------------------------
                                                          2005                    2004                       2003
----------------------------------------------------------------------------------------------------------------------------
PARTICULARS
----------------------------------------------------------------------------------------------------------------------------

Current provision related to sales made in                 *                        *                          *
current period
----------------------------------------------------------------------------------------------------------------------------
Current provision related to sales made in prior           *                        *                          *
periods
----------------------------------------------------------------------------------------------------------------------------
                      TOTAL
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Actual   returns  or  credits  in  current  period     76,249                     56,371                     63,775
related to sales made in current period
----------------------------------------------------------------------------------------------------------------------------
Actual   returns  or  credits  in  current  period     33,792                    102,247                    125,325
related to sales made in prior period
----------------------------------------------------------------------------------------------------------------------------
                      TOTAL                           110,041                    158,618                    189,100
----------------------------------------------------------------------------------------------------------------------------

* Our accrual for sales returns estimates are re-evaluated at the reporting date and includes both current periods and previous periods. Therefore, these are not separately identifiable.

Historically, our sales returns trend due to the various factors identified above has ranged from 0.52% to 1.04% over the past five years, with an average during such period of approximately 0.69% of gross sales. This range of percentages would have the effect of an approximately USD 1 million reduction or increase in our gross sales, which we believe will not change our sales return estimates materially.

----------

1    We note that your letter does not contain a paragraph 2.d).

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
March 1, 2006
Page 6


f). Finally, include information regarding the amount of and reason for period to period fluctuations within your statement of operations with respect to your sales returns allowance. Please address the effect that changes in your estimates with respect to your sales returns allowance had on your revenues and operations for the applicable periods.

Response: The Staff's comment is duly noted. We evaluate allowance for the sales returns of all our products at the end of each reporting period and necessary adjustments, if any, are made. However, to date, no significant revision has been determined to be necessary. The period to period variation was primarily on account of a change in our sales base and actual sales returns out of current year sales, which were accounted for through this sales return allowance account.

REVENUE RECOGNITION, PAGE 50

     3. We note that you recognize amounts related to non-refundable up-front license fees over the development period associated with the underlying agreements, in proportion to the milestones earned under those agreements. Please provide us with additional information that supports this treatment, in particular with respect to the Novartis agreement, as it seems that you do not recognize revenue in correlation with services performed under the license agreements. Please consider and reference the applicable provisions of SAB No. 104, Topic 13A, in your response.

Response: The Staff's comment is duly noted. We refer you to comments 25 through 29 of the Staff comment letter dated January 12, 2001 in reference to our Registration Statement on Form F-1 submitted to the Securities and Exchange Commission on a confidential basis on September 29, 2000 and our response dated May 21, 2003 to your letter dated May 7, 2003. Specifically, we refer you to our response to comment number 28 in our counsel's letter of January 29, 2001, which discussed in relation to the Novo Nordisk contracts how deferred license fees are systematically recognized into income, and where we explained:

         "Upfront license fees are amortized over the development period. Milestone payments are recognized when earned as we have no future obligations or continuing involvement pursuant to the License Agreement. Upfront license fees are recognized when the milestone payments are earned, in the proportion that the amount of each milestone earned bears to the total milestone amounts agreed upon in the License Agreement. The calculation is done as follows:

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
March 1, 2006
Page 7


     milestone payments received                          X  total upfront fees
     ---------------------------
     total expected milestone payments to be received


The upfront license fees are amortized over the development period in proportion to the milestone payments received, as we believe that the milestone payments are a fair representation of the progress made in the development of these molecules.

The milestone payments during the development period increase as the risk involved decreases. We believe that the milestone payments are a fair representation of the extent of progress made in the development of these molecules which may not spread evenly over the development period. We therefore amortize the up-front license fees over the development period in proportion to the milestone payments received.

A similar comment was received from the Staff on May 7, 2003 to which we responded on May 21, 2003 explaining that we have continued with the accounting treatment discussed with the Staff on a confidential basis. Our accounting policy has not changed since that time.

We considered the specific facts and circumstances to determine the accounting treatment for the Novartis contract and based on an evaluation of the contract, we believe that we had continuing involvement in the research and development phase of the molecule. We could not establish sufficient objective evidence to separate the up-front fees from the milestone payments. Further, the ongoing services being delivered to Novartis were essential to the customer (Novartis) who received the expected benefits of the up-front payments and, as a result, both were assessed as an integral package. We therefore needed to apply a systematic and rational method to spread all of the upfront and milestone payments over the development period.

We believe that the current method of accounting is in line with the Staff's views in the Staff Accounting Bulletin 104 (SAB 104), Topic 13.A.3 (f) Non Refundable fees, and best reflects the economic substance in the Novartis transaction since May 2001, when the Novartis License Agreement was executed.

On May 30, 2004, the development was discontinued by Novartis and there were no further obligations for either party under the License Agreement as confirmed by Novartis. As a result, the upfront non-refundable license fee included under "Deferred revenue" in the balance sheet was recognized as revenue during the fiscal year ended March 31, 2005.

Subsequent to our discussions with the SEC staff in 2001 and our response dated May 21, 2003 to your letter dated May 7 2003, there have been no further developments in this matter.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
March 1, 2006
Page 8


As originally discussed with the Staff, we have continued to apply the same accounting treatment to the up-front license fees which are deferred on a systematic basis in proportion to the milestones. Further, as explained in Note 2(f) to our consolidated financial statements for the fiscal year ended March 31, 2005, page F-10, since the development activity with Novartis was terminated by Novartis, the corresponding amount of deferred revenue was recognized in the income statement in the fiscal year ended March 31, 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. INVESTMENT IN AFFILIATE, PAGE F-23

     4. Please provide us with your analysis according to the provisions of FIN 46R, particularly paragraph 5, in order to clarify your determination that you do not need to consolidate Kunsham Rotam Reddy Pharmaceuticals Co. Ltd.

Response: We have invested in China through a joint venture structure that we originated in 2001. Our evaluation of the structure of Kunshan Rotam Reddy Pharmaceuticals Co. Ltd. ("Reddy Kunshan") in accordance with the provisions of FIN 46R "Consolidation of Variable Interest Entities" was primarily driven by the governing documents of the joint venture, specifically the joint venture agreement with Kunshan Double-Crane Pharmaceutical Co. Ltd. and Canada Rotam Enterprises Company Ltd., of the British Virgin Islands. In accordance with this agreement, the Board of Directors of Reddy Kunshan is comprised of seven directors, of which three directors are our representatives. Under the terms of the agreement, all decisions with respect to significant operating and financing activities have to be taken after obtaining the majority approval of at least five of the seven directors of the Board. Therefore, applying the consensus reached in EITF 96-16, which provides that majority-owned investees should not be consolidated when the minority has substantive rights that provide the minority shareholder with the right to effectively participate in significant decisions that would be expected to be related to the investee's ordinary course of business, the investment had been accounted for under the equity method as the minority shareholders have the ability to participate significantly in operating decisions. The equity participation of 51.2% by Dr. Reddy's, 1.75% by Kunshan Double-Crane Pharmaceutical Co. Ltd., a public sector enterprise in the People's Republic of China, and 47.05% by Canada Rotam Enterprises Company Ltd., entitles the equity holders to participate in the profits and losses in proportion to their economic interests. According to the terms and conditions of the joint venture agreement, these interests do not carry variable interests. On the effective date of application of FIN 46R, we evaluated whether the

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
March 1, 2006
Page 9


equity interests met the definition of GAAP equity at risk based on the factors outlined in Paragraph 5 of FIN 46R.

We believe that Paragraph 5.a of FIN 46R does not apply as the equity investment at risk in Kunshan Rotam was more than 10% of the entity's total assets at the time of our involvement with the entity and therefore is considered sufficient to permit the entity to finance its activities without subordinated financial support and thus does not qualify as a variable interest entity.

As a group, the holders of the equity investment at risk do not lack any one of the three characteristics of a controlling financial interest as described in paragraph 5.b of FIN 46R.

Further the equity investors as a group do not carry voting rights that are disproportionate to their obligations to absorb the expected losses of the entity and their rights to receive the expected residual returns of the entity and therefore paragraph 5.c also does not apply to Kunshan Rotam.

Considering these factors, and also the fact that there has not been any subsequent event that requires a re-evaluation under paragraph 7 of FIN 46R, we believe that Kunshan Rotam Reddy Pharmaceuticals Limited is not a variable interest entity in accordance with FIN 46R and therefore we have not consolidated it.

16.  RESEARCH AND DEVELOPMENT ARRANGEMENT, PAGE F-26

     5. We note that you received an up-front payment of Rs. 985.4 million ($22.5 million U.S.) pursuant to your joint development and commercialization agreement with I-VEN Pharma Capital Limited and that you recognized Rs. 96.2 million ($2.2 million U.S.) of that up-front payment as a credit to research and development expense for the period ended March 31, 2005. Please provide us with additional information, in a disclosure-type format, that supports your accounting treatment related to this up-front payment; in particular the reason you did not defer it and recognize it as revenue over the period you are committed to perform research and development. Please reference the applicable authoritative literature.

Response: During the fiscal year ended March 31, 2005, we entered into a joint development and commercialization agreement with I-VEN Pharma Capital Limited ("I-VEN"). As per the terms of the agreement, I-VEN will fund up to fifty percent of the project costs (development, registration and legal costs) related to these products and the USFDA filings made by us for the United States of America market. The terms of the arrangement do not require us to repay the funds or purchase I-VEN's interest in the event of the failure of the

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
March 1, 2006
Page 10


research and development. However, upon successful commercialization of these products, we are required to pay I-VEN a royalty on net sales for a period of 5 years for each product. The first tranche of funds advanced by I-VEN of Rs.985,388,000 was received on March 28, 2005. I-VEN has an option to further invest USD 33.5 million (Rs.1,465,458,000) by March 31, 2006.

We evaluated facts and circumstances relating to the I-VEN funding arrangement and determined that it does not meet the criteria of a sales transaction as per SAB No. 104 since risks and rewards of product or service ownership are not transferred. The ownership of all assets continues to rest with us. The arrangement did not meet any of the criteria mentioned in paragraph 5 through 9 of SFAS No. 68, "Research and Development Arrangement".

This is because of the following:

o The arrangement is in the nature of a research and development project with both partners sharing equal risks related to the outcome of the research and the participation of I-VEN was to facilitate a faster commercialization.

o As per paragraph 10 of SFAS No. 68, we have undertaken an obligation to perform contractual services, i.e., to make product filings with the U.S. FDA and deal with patent challenges in respect of certain Paragraph III and IV filings. There is no obligation to refund any amounts to I-VEN regardless of the outcome of the research and development activity.

We then evaluated if the entire amount of the up-front payment received of Rs.
985.4 million (USD 22.5 million) should be recognized as a credit to income statement and concluded that since certain product filing milestones linked to the product portfolio have been completed, a proportionate amount linked to the completion should be recognized as a credit to research and development cost.

As per the joint development and commercialization agreement with I-VEN, we have calculated the payment applicable to each of the Para III and Para IV filings, which is approximately USD 0.9 million and USD 1.3 million, respectively.

During the fiscal year ended March 31, 2005, we completed one Paragraph III filing and one Para IV filing pursuant to the agreement, for which we have taken a proportionate amount of Rs. 96.2 million (USD 2.2 million) as a credit to research and development cost.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
March 1, 2006
Page 11


23.  OTHER (EXPENSE)/INCOME, NET, PAGE F-33

     6. We note that you recorded the loss of Rs. 58.4 million related to your sale of 51% of your formerly wholly owned interest in Compact Electric Limited in "other income" in the statement of operations for the year ended March 31, 2004. Please provide us with additional information that supports your accounting treatment of presenting the amount outside of operating income/loss and address your consideration of SFAS No. 144, particularly paragraph 45. In addition, please clarify to us what is included in the "other" line item and why it is appropriate to include it outside of operating income/ loss. Clarify the reasons for the differences between the presentation of operating income/ loss in the annual report to shareholders and the presentation in your Form 20-F.

Response: The Staff's comment is duly noted. We believe that since Compact is a component of our company, paragraph 45 of SFAS 144 does not apply. Also, we have observed that there is diversity in practice regarding the classification of gains and losses with respect to sales of majority-owned businesses. We also note that this amount was not material to our results for the fiscal year ended March 31, 2004. The amount reported as a loss in the fiscal year ended March 31, 2005 relates to our 49% holding which is properly classified.

The "Other" line is primarily comprised of sale of discarded (spent) chemicals, scrap sales insurance claims received and excess liabilities written back as per our accounting policy. In future filings we will disclose material items in the "Other" line separately.

Certain items were presented as "Other operating income, net" in the annual report to the stockholders for the fiscal year ended March 31, 2005 which were erroneously presented in the annual report and subsequently corrected in the Form 20-F. Accordingly, these items were reclassified under "Other (expense)/income, net" in the consolidated financial statements presented in the Form 20-F and appropriately disclosed in our filing.

We acknowledge that:

     o our company is responsible for the adequacy and accuracy of the disclosure in our SEC filings;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our SEC filings; and

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
March 1, 2006
Page 12


     o our company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any concerns or questions, please call me at the number listed above.

Respectfully submitted,


Dr. Reddy's Laboratories Limited

By: /s/ V. S. Vasudevan
    ----------------------------
    V. S. VASUDEVAN
    CHIEF FINANCIAL OFFICER